August 31, 2007

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies
Division of Corporate Finance
U.S Securities and Exchange Commission
100 F Street N.E.
Mail Stop 3561
Washington, D.C. 20549-4561

            Re: NetFabric Holdings, Inc.
                Form 10-KSB
                Filed April 16, 2007
                File No. 000-31553

Dear Ms. Jenkins:

      On behalf of NetFabric Holdings, Inc., ("NetFabric" or the "Company"), we hereby submit NetFabric's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in the Staff's letter, dated August 2, 2007, regarding the above referenced Form 10-KSB.

      For the convenience of the Staff, each of the Staff's comments is included herein and is followed by the corresponding response of NetFabric. References herein to "we," "us" and "our" refer to NetFabric unless the context indicates otherwise.

Form 10-KSB For Fiscal Year Ended December 31, 2006

Notes to Consolidated Financial Statements

Note 7 - Acquisition, F-18

1. We note your disclosure regarding an independent valuation of UCA Services, Inc. in conjunction with the acquisition. Please revise to name the expert who performed the independent valuation or revise your disclosures to eliminate all references to the use of experts and/or independent valuations. Please note that, in the event that an independent valuation expert or other expert is named herein and you file a Form S-8, a consent of such expert must be filed.

      Response:

      The Company has revised such disclosure in Note 7 of the Notes to Financial Statements, page F- 18 of the Form 10-KSB

Note 8 - Technology License Acquisition, F-19

2. We note your disclosure regarding an independent valuation of Intrusion Detection Technologies, Inc, in conjunction with the acquisition. Please revise to name the expert who performed the independent valuation or revise your disclosures to eliminate all references to the use of experts and/or independent valuations. Please note that, in the event that an independent valuation expert or other expert is named herein and you file a Form S-8, consent of such expert must be filed.

      Response:

      The Company has revised such disclosure in Note 8 of the Notes to Financial Statements, page F-19 of the Form 10-KSB

Note 9 - Debt Financings

2006 Convertible Debentures, F-2I

3. We note that the termination date for the 2006 Convertible Debentures was extended twice during 2006. As consideration for each of these extensions, you issued the holders shares of your common stock and warrants to purchase shares of your common stock. It appears from your disclosure that the relative fair value and not the fair value of these instruments were amortized over the remaining term of the debt. Please cite the specific authoritative literature you utilized to support your accounting treatment.

      Response:

The instruments extended/ reissued twice in 2006 were convertible debentures. The Company applied the provisions of EITF 00-27 "Application of Issue No.98-5 to Certain Convertible Instruments" for accounting the extensions of 2006 Convertible Debentures. First, the Company determined the fair value of detachable instruments issued in the transaction. As a next step, pursuant to paragraph 5 of EITF 00-27, the Company allocated the proceeds received in the financing to convertible instruments and other detachable instruments on a relative fair value basis. Thereafter, the Issue 98-5 Model was applied to the amount allocated to the convertible instrument, and an effective conversion price was calculated and used to measure the intrinsic value, if any, of the embedded conversion option. The Company applied paragraph 7 of EITF 00-27 to evaluate whether the convertible instrument has intrinsic value, which was essential to allocate the proceeds on a relative fair value to various instruments issued in the transaction. This treatment has additional support in Paragraph 32 of EITF 00-27, where the carrying amount the old debt equals the proceeds received for the new convertible instrument and any intrinsic value of the embedded conversion option in the new debt should be measured and accounted for under Issue 98-5 based on the proceeds received for that instrument.

Laurus Convertible Non-Convertible Financings, F-23

4. Please provide a detailed discussion of why the debt discount associated with the Laurus Convertible Debt was recorded at $1,430,500 and not $1,500,000. It would appear that the value of the beneficial conversion feature of $1,454,357 would be capped at the relative fair value of the debt of $581,077, not $511,577, considering the relative fair value of the options was calculated to be $918,923.

      Response:

      The Company paid a transaction fee of $139,000 to Laurus Master Fund ("Laurus") and its affiliates, investors. Of this $69,500 was allocated to the Laurus Convertible Debt. These were fees paid to the investor and not to third parties other than investor. In accordance with paragraph 22 of EITF 00-27, amounts paid to the investor when a transaction is consummated were reduced from the proceeds received by the Company thereby affecting the calculation of the intrinsic value of the embedded options. Gross proceeds of $1,500,000 were reduced to $1,430,500 for the transaction fees of $69,500 allocated. Based on the relative fair values, $511,577 was allocated to debt and $918,923 to warrants. The intrinsic value of the embedded conversion option was capped at the amount of debt or $511,577 in accordance with Paragraph 6 of EITF 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios".

5. It appears that the relative fair value of the options was recorded as a debt discount from the proceeds of the Laurus Revolving Note. Please note that when equity instruments are issued to secure borrowing capacity (i.e., revolving note, line of credit) the full fair value of the equity instruments should be charged to debt issue costs and amortized over the term of the loan. Please revise.

      Response:

      The Company accounted for the options issued to Laurus as a part of Laurus Revolving Note in accordance with Accounting Principles Board Opinion No. 14 "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants". The options issued to Laurus were detachable options. In accordance with paragraph 16 of APB 14, portion of the proceeds of the debt securities issued with detachable stock purchase options was allocated to options and treated as paid-in capital and debt discount. The fair value of the options was determined and as prescribed by Paragraph 16 of APB 14, the allocation was made based on the relative fair values of the two securities at the time of issuance.

      Further, the options were issued to investors and not to a third party and is not considered an issuance cost. Therefore, it was valued as a component of the transaction along with other instruments pursuant to paragraph 22 of EITF 00-27.

Stockholder and Officer Convertible Debentures, F-27

6. We note that the termination date for one of the Related Party Convertible Debentures was extended to September 15, 2006. As consideration for the extension, you issued the holder 100,000shares of your common stock. It appears from your disclosure that the relative fair value and not the fair value of the common stock was amortized over the remaining term of the debt. Please cite the specific authoritative literature you utilized to support your accounting treatment.

      Response:

      The Company applied the provisions of EITF 00-27 "Application of Issue No.98-5 to Certain Convertible Instruments" for accounting the extension of the Related Party Convertible Debenture. First the Company determined the fair value of detachable instruments issued in the transaction. As a next step, pursuant to paragraph 5 of EITF 00-27, the Company allocated the proceeds received in the financing to convertible instruments and other detachable instruments on a relative fair value. Thereafter, the Issue 98-5 Model was applied to the amount allocated to the convertible instrument, and an effective conversion price was calculated and used to measure the intrinsic value, if any, of the embedded conversion option. The Company applied paragraph 7 of EITF 00-27 to evaluate whether the convertible instrument has intrinsic value, which was essential to allocate the proceeds on a relative fair value to various instruments issued in the transaction. This treatment has additional support in Paragraph 32 of EITF 00-27, where the carrying amount the old debt equals the proceeds received for the new convertible instrument and any intrinsic value of the embedded conversion option in the new debt should be measured and accounted for under Issue 98-5 based on the proceeds received for that instrument.

Note 10 -Stockholders' Equity

Warrants, F-31

7. We note that, in June 2006, you entered into a consulting agreement with an unaffiliated entity to which you issued warrants to acquire 312,500 shares of your common stock. Please provide a detailed discussion of how the company determined the measurement date for the warrants considering the number of warrants issued may not be fixed as they vest over a specified term in the consulting agreement. In addition, please disclose the valuation model utilized and the process for estimating the fair value of these instruments under the fair value approach. Please refer to the guidance in EITF 96-18 and SFAS No. 123(R).

      Response:

In June 2006, the Company entered into a consulting agreement with an unaffiliated entity to provide services to the Company. Pursuant to the agreement, the Company issued the consultant warrants to acquire 312,500 shares of its common stock that vested over 60 day period. In accordance with EITF 96-18 "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services" ("EITF 96-18"), the vesting period per agreement was used to determine the measurement date, the date at which the consultant's performance of services was complete. This was a situation where quantity and terms were known up front. Based on the guidance provided in EITF 96-18, the Company recognized the cost of the services during the financial reporting periods as the warrants were vested. The fair warrants were valued using a Black-Scholes option-pricing model with the following assumptions: (1) quoted market price of the Company's stock at the end of each month during the vesting period (2) expected volatility of 71%, (3) risk-free interest rate that ranged from 4.72% to 5.10% (4) life of 5 years and (5) no dividend, which resulted in a fair value of $51,516 for the warrants.

The Company has revised such disclosure in Note 10 of the Notes to Financial Statements, page F-31 of the Form 10-KSB.


Exhibit 32.2 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted
-------------------------------------------------------------------------
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
---------------------------------------------------------

8. Please amend Exhibit 32.2 to state that the certification signed by Vasan Thatham, Chief Financial Officer, is for the annual report of NetFabric Holdings, Inc. on Form I0-KSB for the fiscal year-ended December 31, 2006.

      Response:

      The Company has amended Exhibit 32.2 to comply with the Staff comments.

Exchange Act Filings

9.    Please amend your other Exchange Act filings to reflect comments above.

      Response:

      The Company has amended its filings as noted above.

      The Company hereby acknowledges the following:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person wider the federal securities laws of the United States.

                                        Sincerely,


                                        /s/ Vasan Thatham
                                        ----------------------------------------
                                        Vasan Thatham

cc: Via Facsimile
    -------------
    Fahad Syed
    NetFabric Holdings, Inc.
    Facsimile: (973) 384-9061